Exhibit 99.1

December 14, 2015

Press release

Oyu Tolgoi signs $4.4 billion project finance marking historic milestone toward recommencement of underground development

VANCOUVER, CANADA – Turquoise Hill Resources today announced that Oyu Tolgoi LLC (Oyu Tolgoi) has signed a $4.4 billion project finance facility, one of the largest in the mining industry. The facility is being provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. All figures are in US dollars.

Jeff Tygesen, Turquoise Hill’s Chief Executive Officer, said, “The signing of project finance is an unprecedented milestone for Turquoise Hill and Oyu Tolgoi as well as a historic vote of confidence in both the project and Mongolia. We look forward to working with the Mongolian Government and Rio Tinto to complete the remaining steps leading to the restart of underground development.”

The facility consists of the following components:

Facility	Amount	Term	Annual interest rate
A Loan	$0.8 billion	15 years	LIBOR + 3.78% pre-completion; LIBOR + 4.78% post-completion
Export Credit Agencies Loan	$0.9 billion $0.4 billion	14 years 13 years	LIBOR + 3.65% pre-completion; LIBOR + 4.65% post-completion US Ex-Im at fixed rate of Commercial Interest Reference Rate based on US Treasury rates; determined at time of first disbursement
MIGA Insured Loan	$0.7 billion	12 years	LIBOR + 2.65 % pre-completion; LIBOR + 3.65% post-completion
B Loan	$1.6 billion	12 years	LIBOR + 3.4% pre-completion; LIBOR + 4.4% post-completion Includes $50 million 15-year loan at A Loan rate

The project finance facility will be funded by Export Development Canada, the European Bank for Reconstruction and Development, the International Finance Corporation, the Export-Import Bank of the United States, the Export Finance and Insurance Corporation of Australia and commercial lenders comprising BNP Paribas, ANZ, ING, Société Générale Corporate & Investment Banking, Sumitomo Mitsui, Standard Chartered Bank, Canadian Imperial Bank of Commerce, Crédit Agricole, Intesa Sanpaolo, National Australia Bank, Natixis, HSBC, The Bank of Tokyo-Mitsubishi UJF, KfW IPEX-Bank and Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden. The Multilateral Investment Guarantee Agency (MIGA) provided political risk insurance for the commercial banks.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

Turquoise Hill, Rio Tinto and Oyu Tolgoi will now continue to work towards completing the 2015 feasibility study, including the updated capital estimate and securing all necessary permits for the development of the underground mine. Once these steps have been completed and subject to the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi approving a formal ‘notice to proceed’, the full $4.4 billion facility will be drawn down by Oyu Tolgoi subject to satisfaction of certain conditions precedent typical for a financing of this nature. Net proceeds from the project finance facility (the Net PF Proceeds), after fees and taxes, are anticipated to be approximately $4.1 billion. The Net PF Proceeds will be used by Oyu Tolgoi to pay down shareholder loans payable to Turquoise Hill. The Net PF Proceeds will be available to be re-drawn by Oyu Tolgoi for the development of the underground mine.

As part of the project finance agreements, Rio Tinto has agreed to provide a completion support undertaking in favour of the project finance lenders. In consideration for providing completion support, and as contemplated by previous agreements, Oyu Tolgoi and Turquoise Hill have agreed to pay Rio Tinto an annual completion support fee equal to 2.5% of the amounts drawn under the facility, of which 1.9% is payable by Oyu Tolgoi and 0.6% is payable by Turquoise Hill. The annual completion support fee will apply to funding used for facility fees and taxes at initial drawdown as well as amounts used to fund development. The obligation to pay a completion support fee will terminate on the date Rio Tinto’s completion support obligations to the project lenders terminate.

The all-in project finance interest rate for Oyu Tolgoi, including upfront and ongoing fees as well as the annual completion support undertaking fee, is LIBOR + 6.0%.

Following successful fulfilment of the completion tests outlined in the project finance facility, the Rio Tinto completion support undertaking will terminate and the facility interest rates will shift to post-completion rates. The project financing facility provides for interest only payments for the first five years and is then structured on a stepped amortization schedule for the remaining life of the facility.

The parties have agreed to a debt capacity of $6.0 billion for Oyu Tolgoi, providing the option for an additional $1.6 billion of supplemental debt in the future.

In its capacity as project sponsor, Turquoise Hill will enter into a sponsor debt service undertaking with Rio Tinto, the project lenders and agents representing such lenders (the Sponsor DSU). Under the Sponsor DSU, Turquoise Hill guarantees to the finance parties payment of principal, interest and fees owed by Oyu Tolgoi to the senior lenders under the project financing payable prior to completion. The obligations of Turquoise Hill under the Sponsor DSU terminate upon the earliest of (i) completion of the project, (ii) the termination of the Sponsor DSU as a result of the occurrence of a suspensive event, and (iii) the date on which all senior debt obligations have been irrevocably and unconditionally paid or discharged and the commitments have terminated or expired.

Additionally, in connection with the signing of the project finance agreements with the project lenders and in consideration of Rio Tinto’s completion support undertaking, Turquoise Hill has entered into a number of agreements, including: a financing support agreement with Rio Tinto (the Company Financing Support Agreement); a financing support agreement with Oyu Tolgoi and Rio Tinto (the Oyu Tolgoi Financing Support Agreement) and a cash management services agreement with 9539549 Canada Inc. and Rio Tinto International Holdings Limited (RTIH) (the Cash Management Services Agreement). The following briefly summarizes certain provisions in the foregoing agreements, which summaries are subject to and qualified in their entirety by reference to the full text of such agreements, each of which will be filed with the Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com.

The provisions contained in the Company Financing Support Agreement, including those referred to below, are broadly in line with the principles and provisions established under the Memorandum of Agreement between Turquoise Hill and Rio Tinto entered into in 2012:

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•	Under the Company Financing Support Agreement, in the event a fact or circumstance occurs which affects or could reasonably be expected to affect Turquoise Hill’s ability to meet its obligations under the Sponsor DSU or give rise to an event of default or completion default under the project finance agreements, Rio Tinto shall have the right to require that Turquoise Hill effect an equity contribution by way of private placement of Turquoise Hill shares to Rio Tinto or a rights offering similar in form and structure to the rights offering which closed in January 2014. Turquoise Hill will also have the right to propose an alternative financing proposal to Rio Tinto which, depending on the nature of such proposal, may require Rio Tinto’s consent. The parties have agreed that the aggregate amount of any such funding mechanisms shall not exceed 25% of Turquoise Hill’s market capitalisation as of the date of the Company Financing Support Agreement. Any such transaction shall also be subject to applicable securities laws.

•	The Company Financing Support Agreement also contains certain restrictions relating to the conduct of the Company’s business and operations and to the implementation of certain corporate transactions until the later of (i) the date Rio Tinto’s completion support obligations terminate, (ii) the date that all senior loan advances under the project finance agreements are repaid in full, and (iii) the date that all subordinated debt advances by Rio Tinto have been repaid in full, which shall be deemed to be the date on which Rio Tinto’s completion support obligations terminate if, as of such date, the aggregate amount of subordinated debt advances by Rio Tinto has not exceeded $500 million.

Under the Oyu Tolgoi Financing Support Agreement, in the event a fact or circumstance occurs which affects or could reasonably be expected to affect Oyu Tolgoi’s ability to meet its obligations under the project finance agreements or give rise to an event of default thereunder, Rio Tinto shall have the right to require that Oyu Tolgoi borrow funds from Rio Tinto (or an affiliate thereof) by way of a senior debt advance or a subordinated debt advance, or borrow funds from a third party senior lender. The proceeds of any such advances shall be used to repay amounts due and owing to the project lenders.

Under the Cash Management Services Agreement, Turquoise Hill has appointed 9539549 Canada Inc. as service provider to provide post-drawdown cash management services in connection with the Net PF Proceeds, which shall be deposited with 9539549 Canada Inc. and returned to Turquoise Hill as required for purposes of funding the Oyu Tolgoi underground mine. Turquoise Hill is also entitled to the return of any outstanding balance of such managed funds upon the termination of Rio Tinto’s completion support obligations. RTIH has agreed to guarantee the obligations of the service provider under this agreement.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

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Tony Shaffer

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Email: tony.shaffer@turquoisehill.com

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Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued development of the Oyu Tolgoi mine and Oyu Tolgoi internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities or assessments by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs, including with respect to the development of the underground mine, and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and continued development of the Oyu Tolgoi mine, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term power source for the Oyu Tolgoi mine; the timing to satisfy all conditions precedent to the first drawdown of project financing; the approval of the 2015 Feasibility Study by Oyu Tolgoi and its shareholders; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the impact of the delay in the funding and development of the Oyu Tolgoi underground mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the 2014 Feasibility Study and the 2014 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi mine. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi mine has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi mine has been delayed. These delays can impact project economics.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 20, 2015 in respect of the year ended December 31, 2014 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements contained herein are made as of the date hereof and the Company does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained herein are expressly qualified by this cautionary statement.

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